September 25, 2020

Via EDGAR and Electronic Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski
Dietrich King
Ben Phippen
Michael Volley

Re:	Upstart Holdings, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted August 18, 2020
CIK No. 0001647639

Ladies and Gentlemen:

On behalf of our client, Upstart Holdings, Inc. (“Upstart” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 27, 2020, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Draft Amendment No. 3”). For the Staff’s reference, we are providing to the Staff by electronic delivery copies of this letter as well as both a clean copy of Draft Amendment No. 3 and a copy marked to show all changes from the version confidentially submitted on August 18, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 2 to the Draft Registration Statement submitted on August 18, 2020), all page references herein correspond to the page of Draft Amendment No. 3.

Securities and Exchange Commission

September 25, 2020

Prospectus Summary

Overview, page 1

1.

We note your response to comment 2. On page 2 of your prospectus, you state that you” have been able to demonstrate through several studies that AI lending works,” and, in your third example, you state that “for pools of securitized loans, [y]our realized loss rates were approximately half of those predicted by Kroll, a prominent credit rating agency.” So that investors understand why you believe that this third example demonstrates that “AI lending works,” please describe how the loss rates predicted by your AI models compare with the loss rates predicted by Kroll, and describe how your predicted loss rates compare with the realized loss rates. In addition, we note your disclosure that you “regularly monitor the accuracy of [y]our AI models in comparison with simple credit score based models and have observed higher model accuracy across a variety of statistical measures relating to each model’s predictive accuracy.” Please briefly describe how you conduct such comparisons and the “variety of statistical measures relating to each model’s predictive accuracy” so that investors understand why you believe that these comparisons demonstrate that your AI model is more accurate. Also, disclose the “simple credit scorebased models” used.

The Company respectfully advises the Staff that it has revised its disclosure on page 2 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Interest Income and Fair Value Adjustments, Net, page 94

2.

We note your response to comment 9 supporting your position that the Company does not believe presenting interest income, interest expense and net fair value adjustments separately, accompanied by a discussion and analysis of each item, specifically explaining the underlying reasons for fair value declines is helpful to an investor’s understanding of the Company. While we acknowledge the fact that such components may not be material in future periods, given the significance of these components to the periods presented, combined with the significant fluctuations in these components as disclosed on page F-23, we continue to believe that the requested disclosures are material to an investors understanding. Therefore, please revise your disclosure to provide the information requested in comment 9 of our letter dated May 27, 2020. In addition, please revise your disclosure to highlight, if true, that in 2018 the Company changed the structuring of its ABS transactions which resulted in VIEs no longer requiring consolidation which will result in these components becoming less material in future periods.

The Company respectfully advises the Staff that it has revised its disclosure on pages 101 and 102 to address the Staff’s comment.

Securities and Exchange Commission

September 25, 2020

Business

Overview, page 112

3.	Please update your disclosure to discuss your auto lending platform. In this regard, we note your press release dated June 24, 2020.

The Company respectfully advises the Staff that it has revised its disclosure on pages iii, 6, 10, 30, 31, 39, 62, 96, 127 and 132 to address the Staff’s comment.

*****

Securities and Exchange Commission

September 25, 2020

Please direct any questions regarding the Company’s responses or Draft Amendment No. 3 to me at (650) 575-1174 or jsaper@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jeffrey D. Saper
Jeffrey D. Saper

cc:	Dave Girouard, Upstart Holdings, Inc.
Sanjay Datta, Upstart Holdings, Inc.
Alison Nicoll, Upstart Holdings, Inc.
Emily Sairafian, Upstart Holdings, Inc.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.
Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

John Savva, Sullivan & Cromwell LLP